January 22, 2013

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Withdrawal of Chrysler Group LLC’s Registration Statement on Form S-1 (File No. 333-191320)

Ladies and Gentlemen:

On behalf of Chrysler Group LLC (the “Company”), the undersigned hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-191320), filed on September 23, 2013, as amended on October 28, 2013 and November 25, 2013, including exhibits (the “Registration Statement”), be withdrawn from registration with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”).

The Company requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the selling stockholder has entered into a private transaction to sell all of the securities proposed to be offered pursuant to the Registration Statement to Fiat North America LLC, the other member of the Company. Therefore, the Company has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and no securities have been sold pursuant to the Registration Statement. As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of 457(p) under the Act.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Chrysler Group LLC, 1000 Chrysler Drive, Auburn Hills, MI 48326, facsimile number (248) 512-1772, with a copy to the Company’s counsel, Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004, facsimile number (212) 558-3588, attention Scott D. Miller.

If you have any questions with respect to this matter, please contact Scott D. Miller of Sullivan & Cromwell LLP at (212) 558-3109.

Sincerely,

CHRYSLER GROUP LLC

/s/ Marjorie H. Loeb
Marjorie H. Loeb
Senior Vice President, General Counsel and Secretary